UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF
1934.
Commission File Number 333-75984-12
INSIGHT HEALTH SERVICES HOLDINGS CORP.

(Exact name of registrant as specified in its charter)
26250 Enterprise Court, Suite 100, Lake Forest, CA 92630
(949) 282-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Senior Secured Floating Rate Notes due 2011*
Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(l)(i)	☐
Rule 12h-3(b)(l)(ii)	☐
Rule 15d-6	☑
     Approximate number of holders of record of the Senior Secured Floating Rate Notes due 2011 as of the certification or notice date: 15.
     Approximate number of holders of record of the Common Stock, par value $.001 per share, as of the certification or notice date: 47.

*	The Senior Secured Floating Rate Notes due 2011 are issued by a direct subsidiary of Insight Health Services Holdings Corp.

     Pursuant to the requirements of the Securities Exchange Act of 1934, InSight Health Services Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 4, 2011	By:	/s/ Keith S. Kelson
		Name:	Keith S. Kelson
		Title:	Executive Vice President and Chief Financial Officer

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